Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 1

DATED DECEMBER 19, 2006

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 1 supplements certain information contained in our prospectus dated December 8, 2006.  This supplement adds certain information to, and updates certain information in, the prospectus section entitled “Description of Real Estate Assets” and updates the information in the section entitled “Plan of Distribution” as described below.  You should read this Supplement No. 1 together with our prospectus dated December 8, 2006.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus. Note that any discussion regarding the probable acquisition of a property or portfolio of properties under “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are in this supplement under “Acquired Properties.”

Description of Real Estate Assets

Acquired Properties

Our joint venture, MB REIT purchased the following properties on the respective dates indicated below.

State Street Market; Rockford, Illinois

On December 14, 2006, MB REIT purchased a fee simple interest in a retail center known as State Street Market.  MB REIT purchased this property from an unaffiliated third party, Market Shopping Center LLC, for approximately $19 million in cash.  The retail center contains approximately 193,657 gross leasable square feet.  The center is located at 6380 East State Street in Rockford, Illinois.  As of December 1, 2006, this property was 100% occupied, with a total of six tenants.  The property competes with at least four other retail centers in the Rockford retail market for sales, tenants or both.

MB REIT intends to make significant repairs to this property over the next few years that are expected to cost approximately $309,000.  A majority of this $309,000 will go to roof repairs and deferred maintenance. However, if any other repairs or improvements are required, the tenants may be obligated to pay a portion of any monies spent pursuant to the provisions of their respective leases.

MB REIT is of the opinion that this property is adequately covered by insurance.

Three tenants, Dick’s Sporting Goods, PetSmart and Burlington Coat Factory, each lease more than 10% of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

			Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Dick’s Sporting Goods	60,000	31	10.25	3/5 yr.	05/06	04/11

PetSmart	26,507	14	10.00	4/5 yr.	02/02	01/07
			10.50		02/07	01/12

Burlington Coat Factory	72,600	37	7.25	4/5 yr.	08/05	08/10

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with two tenants only require the tenants to pay these expenses in excess of a certain amount.  Real estate taxes paid in 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $419,800.  The real estate taxes paid were calculated by multiplying State Street Market’s assessed value by a tax rate of 10.78%.

For federal income tax purposes, the depreciable basis in this property is approximately $14 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.  The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	1	18,800	155,100	8.88%
2010	2	82,350	604,350	37.96%
2011	1	60,000	615,000	62.26%
2012	2	32,507	372,824	100.00%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—

The table below sets forth certain information with respect to the occupancy rate at State Street Market expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	8.75
2004	100%	8.67
2003	100%	8.67
2002	100%	8.67
2001	100%	8.57

Bradley Portfolio; Clarion, Iowa and Houston, Texas

On the respective dates listed in the table below, MB REIT purchased, through wholly-owned subsidiaries formed for this purpose, fee simple interests in one industrial property and one office property from affiliates of Bradley Associates Limited Partnership, an unaffiliated third party.  With this purchase, MB REIT has now purchased nineteen properties out of the portfolio of thirty-two properties.  The following table sets forth certain information with respect to the location and the approximate gross leasable area (GLA) of these two properties:

Date			Approximate GLA	Approximate Purchase
Closed	Type	Address	(Sq. Ft.)	Price
12/13/06	I	300 - 10th Street, Clarion, Iowa	126,900	$5,241,000
12/18/06	O	8900 Lakes at 610 Drive, Houston, Texas	119,527	$17,267,000

I = Industrial

O = Office

MB REIT purchased these properties for a total purchase price of approximately $22.5 million in cash.  MB REIT may later borrow monies using one or both of these properties as collateral.

MB REIT does not intend to make significant repairs or improvements to these properties over the next few years. However, if any repairs or improvements are required, the tenants may be obligated to pay a portion of any monies spent pursuant to the provisions of their respective leases.

These properties compete with similar properties within their respective market areas.  These properties compete with at least the number of similar properties reflected in the following table:

Property	Market/Submarket	Min. No. of Competitive Properties in Submarket
300 - 10th Street; Clarion, Iowa	Clarion, Iowa	Not Available
8900 Lakes at 610 Drive, Houston, Texas	Greater Houston, Texas/South Main and Medical Center	5

MB REIT is of the opinion that these properties are adequately covered by insurance.

The following table reflects the respective years during which these properties were built:

Property	Year of Construction
300 - 10th Street, Clarion, Iowa	1997
8900 Lakes at 610 Drive, Houston, Texas	1993

As of December 1, 2006, these properties were 100% occupied.  The leases for these properties require the tenants to pay base annual rent on a monthly basis as follows:

		Approximate GLA (Sq. Ft.)	Renewal	Base Rent per Square Foot per		Lease	Term
Address	Tenant	Square Feet	Options	Annum ($)		Beginning	To

300 - 10th Street Clarion, Iowa	EDS Information Services, LLC	126,900	2/5 yr.	3.39	(1)	01/06	12/09

8900 Lakes at 610 Drive Houston, Texas	Kelsey-Seybold Clinic	119,527	2/5 yr.	10.50 10.35		03/99 07/09	06/09 01/10

(1)

This lease provides for an annual base rent increase of $.10 per square foot.

Real estate taxes payable in 2006 and 2007 for the tax years ended 2005 and 2006 for the Clarion, Iowa property, and paid in 2006 for the 2006 tax year for the Houston, Texas property (the most recent tax years for which information is generally available) were calculated by multiplying the properties’ assessed values by the respective tax rates listed in the table below.

For federal income tax purposes, the total depreciable basis in these properties is approximately $16.9 million. MB REIT calculates depreciation expense for tax purposes using the straight-line method. MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively. The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for these properties.

	Approximate Real Estate	Real Estate	Approximate Income Tax Depreciable
Address	Tax Amount ($)	Tax Rate (%)	Basis ($)

300 - 10th Street, Clarion, Iowa	95,000	3.87	3.9 million
8900 Lakes at 610 Drive, Houston, Texas	214,148	2.86	13.0 million

The table below sets forth certain information, to the extent historical information is available, with respect to the occupancy rate at the property expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot for each year in the five-year period ended December 31, 2005.

	Occupancy Rates as of December 31,
Address	2001	2002	2003	2004	2005

300 - 10th Street	100%	100%	100%	100%	100%
Clarion, Iowa

8900 Lakes at 610 Drive	100%	100%	100%	100%	100%
Houston, Texas

	Effective Annual Rent per Square Foot ($) as of December 31,
Address	2001	2002	2003	2004	2005

300 - 10th Street	2.89	2.99	3.09	3.19	3.29
Clarion, Iowa

8900 Lakes at 610 Drive	10.35	10.35	10.35	10.50	10.50
Houston, Texas

Potential Acquisitions

Our joint venture, MB REIT has identified the following property as a probable acquisition:

One AT&T Center; St. Louis, Missouri

MB REIT anticipates purchasing a fee simple interest in a forty-two story office building known as One AT&T Center, containing approximately 1.5 million gross leasable square feet located at 909 Pine Street in St. Louis, Missouri.  One AT&T Center was built in 1986.  As of December 1, 2006, this property was 100% occupied by AT&T.  The property is located in the St. Louis market and downtown submarket and competes with at least five other office buildings within its submarket.

MB REIT anticipates purchasing this property from Southwestern Bell Telephone, L.P., an unaffiliated third party for a cash purchase price of approximately $204.9 million.  MB REIT may later borrow monies using this property as collateral.  The closing of this purchase is contingent upon, among other things, the seller obtaining the approval of this purchase from the Missouri Public Service Commission pursuant to Missouri law.

If purchased, MB REIT does not intend to make significant repairs and improvements to this property over the next few years. However, if any repairs or improvements were made, the tenant may be obligated to pay a substantial portion of any monies spent pursuant to provisions in its lease.

MB REIT anticipates that the property will be adequately covered by insurance at the time of its anticipated purchase.

One tenant, AT&T Services, Inc., is anticipated to enter into a lease at closing for 100% of the total gross leasable area of the property, and closing is conditioned upon execution of this lease.  The lease with this tenant is tentatively expected to last for an initial term of ten years and nine months and to require the tenant to pay base annual rent on a monthly basis in an amount of approximately $1.2 million. The total rent for the first year is tentatively expected to be approximately $14.7 million with annual increases of 2% per year thereafter.

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $2.1 million.  The real estate taxes payable were calculated by multiplying One AT&T Center’s assessed value by a tax rate of 8.63%.

For federal income tax purposes, we anticipate that the depreciable basis in this property will be approximately $154.2 million.  When MB REIT calculates depreciation expense for tax purposes, it will use the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of forty and twenty years, respectively.

Bradley Portfolio; Fountain Inn, South Carolina

Our Board of Directors previously approved the acquisition of the Bradley Portfolio consisting of thirty-three properties which was reported as a probable acquisition.  One of the industrial properties, located at 1405 South Main Street, Fountain Inn, South Carolina was included in this portfolio.  Based on information we discovered in connection with our due diligence review of the property, we have decided not to acquire it; therefore, the property should no longer be considered as part of the Bradley portfolio or otherwise as a probable acquisition.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 15, 2006.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	156,885,519	1,568,855,190	164,729,795	1,404,125,395

Shares sold pursuant to our distribution reinvestment program:	2,188,110	20,787,045	-	20,787,045

	159,093,629	1,589,842,235	164,729,795	1,425,112,440

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.